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SEC FILE NUMBER
8-68292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SSG Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Barr Harbor Drive, Suite 420
(No. and Street)

West Conshohocken	Pennsylvania	19428
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Karlson	610-940-5804	mkarlson@ssgca.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith
(Name – if individual, state last, first, and middle name)

100 Motor Pkwy, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Matthew Karlson_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____SSG Capital Advisors, LLC_____, as of _____12/31_____, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

COMMONWEALTH OF PENNSYLVANIA - NOTARY SEAL
Lori Michele Wexler Notary Public
Montgomery County
My Commission Expires 6/1/2027
Commission #1262887

Lori M Wexler
Notary Public

Signature: *Matthew I. Kl*

Title:
Managing Director

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☑ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SSG CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2024

SSG CAPITAL ADVISORS, LLC

CONTENTS



Nawrocki Smith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SSG Capital Advisors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SSG Capital Advisors, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of SSG Capital Advisors, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as SSG Capital Advisors, LLC's auditor since 2022.

Hauppauge, New York
February 28, 2025

Nawrocki Smith LLP

SSG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

<u>DECEMBER 31, 2024</u>

Assets

Cash and cash equivalents	$ 191,505
Prepaid expenses	5,037
Total Current Assets	$ 196,542
Total Assets	$ 196,542

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$ 13,975
Total Liabilities	13,975
Member's Equity	182,567
Total Liabilities and Member's Equity	$ 196,542

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

Revenue	
Fee income	$ 0
Operating Expenses	
Service fees – SSG Advisors, LLC	360,000
Regulatory and other fees	32,177
Total Operating Expenses	392,177
Loss from Operations	(392,177)
Interest Income	3,671
Net Loss	($388,506)

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

Balance – Beginning of year	$ 221,073
Net Loss	(388,506)
Contributions	350,000
Balance – End of year	$ 182,567

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

Cash Flows From Operating Activities	
Net Loss	($388,506)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Prepaid Expenses	(5,037)
Accounts payable and accrued expenses and due to affiliates	12,400
Net Cash Used in Operating Activities	(381,143)
Cash Flows From Financing Activities	
Contributions	350,000
Net Decrease in Cash and Cash Equivalents	(31,143)
Cash and Cash Equivalents – Beginning of year	222,648
Cash and Cash Equivalents – End of year	$ 191,505

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

SSG Capital Advisors, LLC (the "Company"), which is wholly-owned by SSG Holdings, LLC (the "Parent"), is an investment banking firm specializing in advising middle market businesses in special situations, mergers and acquisitions, private placements of debt and equity, financial restructurings and valuation analysis. The Company was approved to be registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA"), effective April 7, 2010. The Parent provides capital contributions for the operation of the Company as necessary. The Company had $0 revenue and a loss of $387,281 in fiscal year 2024, a significant portion of which are service fees paid to the affiliate. The Parent and affiliate companies have adequate capital resources for ongoing operations.

The Parent's non-securities investment banking business is transacted in SSG Advisors, LLC (the "Affiliate"). SSG Advisors, LLC is also wholly owned by SSG Holdings, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

REVENUE RECOGNITION

The Company accounts for revenue in accordance with The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers.

The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement and a success fee to be paid out once the merger, acquisition, sale, restructuring, or financing (the "Transaction") is completed. Following the specified monthly term, the contract can generally be terminated by either party without penalty and all retainers and monthly fees are nonrefundable. This Transaction fee is typically based on a percentage of the total value of the Transaction, although in certain cases it may be a flat fee. At times, the Company is paid certain success fees, subsequent to the date the Transaction is completed, such as when its clients receive contingent earn-out payments. The variable consideration relating to success fees is recognized as revenue when it is probable that a significant revenue reversal will not occur. The Company's services within its contract represent a single performance obligation as all activities to be performed within the context of the contract are inputs to the combined output of performing advisory services that may result in a Transaction. The Company recognizes revenue over time on a time elapsed method for those contracts that provide evidence that the customer is receiving benefits for services performed.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

The Company recognizes a contract asset for costs to fulfill a contract when commissions are paid to representatives based on the receipt of contract retainer payments. These amounts will be expensed when the related performance obligation is satisfied. There were no contract assets or liabilities as of December 31, 2024.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and a money market account.

INCOME TAXES

The Company follows the guidance of FASB ASC Topic 740, income taxes. The Company is not subject to income taxes at the federal and state levels. The Member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Company is a pass-through entity and the Member has concluded there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Member's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, tax authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2024.

USE OF ESTIMATES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to certain limits. The Company maintains cash and cash equivalents with a bank that at times exceeds applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high-quality financial institutions. The Company has not experienced losses in such accounts.

SUBSEQUENT EVENTS

Management evaluated subsequent events occurring through February 28, 2025 the date these financial statements were available to be issued and determined that there were no other events or transactions occurring that require recognition or disclosure in the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, SSG Advisors, LLC. The Company pays a monthly service fee to the affiliate for its portion of estimated and allocable indirect operating expenses (including payroll, rent, office supplies, computer and other operating expenses). During the year ended December 31, 2024, the Company incurred service fees of $360,000.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is required to compute net capital in accordance with Securities and Exchange Commission ("SEC") Rule 15c3-1, which requires the maintenance of minimum net capital the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2024, the Company had net capital of $176,414 which was $171,414 in excess of the required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 7.92% as of December 31, 2024.

NOTE 5 – MAJOR CLIENTS

The Company had no clients.

NOTE 6 – COMMITMENT AND CONTINGENCIES

The Company had no Commitments and Contingencies.

NOTE 7 – BROKER DEALER - SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of a single class of service, which is an investment banking business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company did not report any revenue in 2024.

SSG CAPITAL ADVISORS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

SCHEDULE I
NET CAPITAL

Total member's equity	$ 182,567
Less:	
Non-allowable assets	(6,153)
Net capital	$ 176,414

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accrued expenses and other liabilities	$ 13,975
Total aggregate indebtedness	$ 13,975

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Excess net capital	$ 171,414
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 170,414
Percentage of Aggregate indebtedness to net capital	7.92%

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between the preceding computation and the Company's corresponding unaudited Pat II of Form X-17A-5 as of December 31, 2024, as amended February 28, 2025.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

SCHEDULE II

This is not applicable as the Company does not hold customer funds and securities. The Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

SCHEDULE III

This is not applicable as the Company does not hold customer funds and securities. The Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

FOR THE YEAR ENDED DECEMBER 31, 2024

SSG CAPITAL ADVISORS, LLC

CONTENTS



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SSG Capital Advisors, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) SSG Capital Advisors, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to transaction based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SSG Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
February 28, 2025

Nawrocki Smith LLP

SSG CAPITAL ADVISORS, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2024

SSG Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SSG Capital Advisors, LLC

I, Matthew Karlson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _[signature]_

Title: Managing Director